SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2008
                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                 to
                               ---------------    ---------------

                     Commission File Number 000-33384
                                            ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          ESSA Bank & Trust 401(k) Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               ESSA Bancorp, Inc.
                                200 Palmer Street
                           Stroudsburg, PA 18360-0160

                          ESSA BANK & TRUST 401(k) PLAN

                            STROUDSBURG, PENNSYLVANIA


                                  AUDIT REPORT

                                DECEMBER 31, 2008

                          ESSA BANK & TRUST 401(k) PLAN
                                DECEMBER 31, 2008


                                                                           Page
                                                                          Number
                                                                          ------

Report of Independent Registered Public Accounting Firm                      1

Statement of Net Assets Available for Benefits                               2

Statement of Changes in Net Assets Available for Benefits                    3

Notes to Financial Statements                                               4-8

Supplemental Information                                                     9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Trustees of the ESSA Bank & Trust 401(k) Plan
Stroudsburg, Pennsylvania


We have audited the accompanying statements of net assets available for benefits of the ESSA Bank & Trust 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ESSA Bank & Trust 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 7 to the financial statements, effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ S.R. Snodgrass, A.C.

Wexford, PA
June 29, 2009

                          ESSA BANK & TRUST 401(k) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                          December 31,
                                                    2008               2007
                                               --------------     --------------

ASSETS
Investments, at fair value
  ESSA Bancorp, Inc. common stock              $    4,683,515     $    3,558,341
  Mutual funds                                      1,809,966          2,153,134
                                               --------------     --------------
    Total investments, at fair value                6,493,481          5,711,475
                                               --------------     --------------

Contributions:
  Employer contribution receivable                      8,129              7,596
  Employees contribution receivable                    17,528             15,919
                                               --------------     --------------
    Total contributions                                25,657             23,515
                                               --------------     --------------
  Net assets available for benefits            $    6,519,138     $    5,734,990
                                               ==============     ==============


The accompanying notes are an integral part of these financial statements.

                          ESSA BANK & TRUST 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2008


ADDITIONS IN NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair value of investments                   $    186,965
    Interest and dividends on investments                                 37,244
                                                                    ------------
      Total investment income                                            224,209

  Contributions:
    Contributions by employer                                            215,146
    Contributions by employees                                           464,060
    Rollover contributions                                                 1,287
                                                                    ------------
      Total contributions                                                680,493
                                                                    ------------
      Total additions                                                    904,702
                                                                    ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                          111,743
  Administrative expenses                                                  8,811
                                                                    ------------
      Total deductions                                                   120,554
                                                                    ------------
  Net increase                                                           784,148

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of the period                                              5,734,990
                                                                    ------------
  End of the period                                                 $  6,519,138
                                                                    ============


The accompanying notes are an integral part of these financial statements.

                          ESSA BANK & TRUST 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN

     The following brief description of the ESSA Bank & Trust 401(k) Plan (the "Plan") for employees of ESSA Bank & Trust (the "Bank") is provided for general information purposes only. Participants should refer to the Plan Document for a more comprehensive description of the Plan's provisions.

     General
     -------

     The Plan is a defined contribution plan covering the employees of the Bank who have attained the age of 21 and have completed one year of service and 1,000 hours of service. An employee becomes a participant on either January 1 or July 1, depending on when eligibility requirements are met. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     Contributions
     -------------

     Employees may elect to contribute any amount up to the maximum percentage allowable, not to exceed the limits of Code Sections 401(k), 402(g), 404, and 415. The Bank will match 100 percent of the participant's annual elective deferrals that do not exceed 3 percent of the participant's compensation, plus 50 percent of the amount of the participant's annual elective deferrals that do not exceed 5 percent of the participant's compensation. The participants may direct their accounts into several different investment options. Contributions are subject to certain limitations.

     Participant Accounts
     --------------------

     Each participant's account is credited with Plan earnings. Allocations are based upon participants' account balances at the beginning of the valuation period, while forfeitures related to the non-vested portion of the employer contributions are reallocated to remaining participants' accounts in the ratio of each participant's compensation in relation to compensation of all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting
     -------

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the sponsor's contributions in the Plan made prior to December 1, 2004, is based on completion of credited service years. A credited service year is considered one in which the participant completed at least 1,000 hours of service. Such contributions are subject to a six-year graded vesting schedule pursuant to which such amounts vest in 20 percent increments after each completed year of service, beginning after the completion of the second year of service. Employer contributions made subsequent to December 1, 2004, are immediately vested.

     Payment of Benefits
     -------------------

     Upon termination of service, participants whose accounts do not exceed $1,000 may receive a lump-sum amount equal to the value of their account. Participants whose accounts are between $1,000 and $5,000 may have the balance of their account rolled over into an IRA. Participants whose vested account balance at the time of termination exceeds $5,000 may receive a lump-sum distribution or an annuity or may defer payments of benefits until April 1 of the calendar year following the calendar year during which the participant reaches age 70 1/2.

     Forfeitures
     -----------

     At December 31, 2008 and December 31, 2007, forfeited nonvested accounts totaled $4, respectively. These amounts will be utilized to reduce future employer contributions or to pay Plan administrative expenses. During the year ended December 31, 2008 and 2007, $0 and $1,027 in forfeitures were utilized to reduce the employer's contribution.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting principles followed by the Plan and the methods of applying these principles conform to U.S. generally accepted accounting principles.

     A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

     Accounting Estimates
     --------------------

     The  financial  statements  have  been  prepared  in  conformity  with U.S.
     generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ significantly from those estimates.

     Valuation of Investments and Income Recognition
     -----------------------------------------------

     The Plan's investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specified fund. The fair value of ESSA Bancorp, Inc. common stock is determined based on a quoted market price.

     The net appreciation (depreciation) in fair value of investments includes investments purchased, sold, and held during the year.

     Purchases and sale of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits
     -------------------

     Benefit payments to participants are recorded upon distribution.

     Administrative Expenses
     -----------------------

     Administrative expenses of the Plan relating to investment management and recordkeeping fees are paid by the Plan. Fees relating to accounting and miscellaneous administrative expenses are paid by the Plan's sponsor. Such expenses amounted to $14,895 for the year ended December 31, 2008.

NOTE 3 - INVESTMENTS

     The  Plan  investments  are  administered  by  Massachusetts   Mutual  Life
     Insurance Company ("trustee").

     The fair value of the individual investments that represent 5 percent or more of the Plan's net assets as of December 31 are as follows:

                                                       2008             2007
                                                   ------------     ------------
                                                       Fair             Fair
                                                       Value            Value
                                                   ------------     ------------

     Investments at fair value as
       determined by quoted market price:

       Premium Money Market Fund (Babson)          $    477,982     $    310,288
       ESSA Bancorp, Inc. common stock                4,683,515        3,558,341
                                                   ------------     ------------
         Total                                     $  5,161,497     $  3,868,629
                                                   ============     ============


     The Plan's investments appreciated in fair value for the year ended December 31 as follows:

                                                 Net Appreciation (Depreciation)
                                                      in Fair Value During
                                                              2008
                                                      -------------------
     Investments at fair value as determined
       by quoted market price:

       Mutual funds                                    $     (733,436)
       Common stock                                           920,401
                                                      -------------------

Net appreciation in fair value                         $      186,965
                                                      ===================


NOTE 4 - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

     The Plan obtained its latest determination letter on April 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments are shares of mutual funds that are managed by Massachusetts Mutual Life Insurance Company, the defined trustee of the Plan. Therefore, related transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $8,809 for the year ended December 31, 2008.

     At December 31, 2008, the Plan held 332,049 shares of ESSA Bancorp, Inc. common stock. Dividends received on these shares in 2008 totaled $37,244.

NOTE 7 - FAIR VALUE MEASUREMENTS

     Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (FAS) No. 157, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value. FAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three levels of the fair value hierarchy under FAS No. 157 are described below:

     Level I: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

     Level II:      Inputs to the valuation  methodology  include  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

     Level III:     Inputs to the valuation  methodology  are  unobservable  and significant to the fair value measurement.

     The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

     Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

     Common Stocks
     -------------

     Valued at the closing price reported on the active market on which the individual securities are traded.

     Mutual Funds
     ------------

     Valued at the net asset value ("NAV") of shares held by the Plan at year-end.

     The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

     The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

                                                                       December 31, 2008
                                          ----------------------------------------------------------------------------
                                             Level I             Level II           Level III              Total
                                          ---------------     ---------------     ---------------     ----------------
     Assets:
       Mutual funds                       $     1,809,966     $             -     $             -     $      1,809,966
       Common stock                             4,683,515                   -                   -            4,683,515
                                          ---------------     ---------------     ---------------     ----------------
     Total assets at fair value           $     6,493,481     $             -     $             -     $      6,493,481
                                          ===============     ===============     ===============     ================

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

     Investments in mutual funds, common stock and contributions receivable would be considered a financial instrument. At December 31, 2008 and December 31, 2007, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 - RISKS AND UNCERTAINTIES

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

                          ESSA BANK & TRUST 401(k) PLAN
      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                    EMPLOYER IDENTIFICATION NUMBER 24-0568185
                                PLAN NUMBER - 002
                                DECEMBER 31, 2008


                                                    Par or            Fair
                                                    Shares            Value
                                                -------------     --------------


Mutual Funds
------------
   Aggressive Journey                                     415     $       39,766
*  Premium Core Bond (Babson)                              50             77,462
   Premium Core Value Equity (Babson/OFI)                   4             15,743
*  SEI Indexed Equity (Northern Trust)                    622            155,047
*  SEI Mid Cap Growth II (TRP)                            241             37,182
*  SEI Large Cap Value (Davis)                            741             92,741
*  Premium International Equity (OFI)                     377            115,425
*  Premium High Yield (Babson)                            234             25,654
   Capital Appreciation (OFI)                             856            123,467
   Moderate Journey                                       283             31,555
*  Premier Strategic Income (OFI)                         482             76,726
*  Premium Money Market Fund (Babson)                     749            477,982
   New Horizons (T Rowe Price)                            275             64,614
   Conservative Journey                                   152             19,666
   Spectrum Growth (T Rowe Price)                         103             21,465
*  Premier Cap Appreciation (OFI)                         106             10,844
   Adv SmMid Cap Value(Wls Fargo)                         646             38,707
   Dow Jones Target 2015(SSGA)                          1,264            115,949
   Dow Jones Target 2025(SSGA)                          1,334            108,961
   Dow Jones Target 2035(SSGA)                            479             35,601
   Dow Jones Target Today(SSGA)                           489             50,701
   Large Cap Value (Eaton Vance)                          261             16,799
   NFJ Small Cap Value (Allianz)                          257             41,993
   Int'l New Discovery (MFS)                               92             15,916
                                                                  --------------
                                                                       1,809,966

Common Stock
------------

*  ESSA Bancorp, Inc. common stock                    332,049          4,683,515
                                                                  --------------
     Total                                                        $    6,493,481
                                                                  ==============

*  Party-in-interest

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 ESSA BANK & TRUST 401(k) PLAN





Date: June 26, 2009                             By:  /s/ Gary S. Olson
                                                     ---------------------------
                                                 Name:   Gary S. Olson
                                                 Title:  Plan Administrator
                                                         ESSA Bank & Trust